Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD. ANNOUNCES RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON JUNE 20, 2024

Singapore, June 20, 2024: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services predominantly in the drybulk sector, today announced that on June 20, 2024 at 18:00 Singapore Standard time, Grindrod Shipping Holdings Ltd. held an extraordinary general meeting of shareholders (the “EGM”) to consider approval of the proposed selective capital reduction of the Company (the “Selective Capital Reduction”) pursuant to Section 78G of the Companies Act 1967 of Singapore (the “Companies Act”).

As at the record date of the EGM, May 10, 2024 at 06:00 United States Eastern Daylight Time / 12:00 South Africa Standard Time, there were 19,685,590 ordinary shares of the Company (the “Shares”) in issue. At the EGM, a total of 1,504,373 Shares, representing approximately 46.067% of the Shares entitled to vote, were present virtually or by proxy, constituting a quorum to conduct business. Good Falkirk (MI) Limited and its concert parties, which collectively hold 16,419,947 Shares, abstained from voting at the EGM.

At the EGM, the following proposal to approve the Selective Capital Reduction (the “SCR Proposal”) was considered:

(1)	that, pursuant to sections 78G to 78I of the Companies Act and regulation 56 of the constitution of the Company, and contingent upon the approval of the High Court of the Republic of Singapore, the issued share capital of the Company be reduced from US$290,193,001 comprising 19,685,590 Shares, to US$240,614,044 comprising 16,206,365 Shares, and that such reduction be effected by:

(a)	cancelling the amount of US$49,578,956 constituting part of the total paid-up share capital of the Company held by all the shareholders (except such part held by Good Falkirk (MI) Limited) (the “Participating Shareholders”), such Participating Shareholders holding 3,479,225 Shares; and

(b)	cancelling the 3,479,225 Shares constituting part of the total issued share capital of the Company held by the Participating Shareholders, and the aggregate sum of US$49,578,956 arising from such reduction of the Company’s share capital to be returned to the Participating Shareholders in cash, on the basis of US$14.25 per Share held by each Participating Shareholder so cancelled.

The SCR Proposal was approved by a requisite vote of the Company’s shareholders voting at the EGM. The Company intends to promptly submit an application to the High Court of the Republic of Singapore seeking approval of the Selective Capital Reduction. For more information, please refer to the circular to the shareholders of the Company, filed with the U.S. Securities and Exchange Commission on May 14, 2024, as supplemented on May 28, 2024.

Each Share carries one vote. Details of all votes validly cast at the EGM are set out below:

	For (1)		Against (1)		Abstentions (1)
Special Resolution	Number of Shares	%(2)	Number of Shares	%(2)	Number of Shares	%(3)
1. SCR Proposal	1,434,605	95.714%	64,241	4.286%	5,527	0.367%

Notes:

(1)	Whilst Shares abstained from voting count toward determining the quorum of the meeting, the calculation of the percentage of votes cast in favour of, or against, the SCR Proposal disregards abstained votes.

(2)	Percentage is calculated as the votes for or against, as applicable, divided by the total of votes for and against, and not including abstentions.

(3)	Percentage is calculated as the votes abstained divided by total Shares represented at the EGM, being 1,504,373 Shares.

About Grindrod Shipping

Grindrod Shipping predominantly owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of handysize and supramax/ultramax drybulk carriers. The Company is based in Singapore, with offices in London, Durban, and Tokyo. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; cyclicality of the drybulk industry, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk shipping industry, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk industry; seasonal fluctuations within the drybulk industry; Grindrod Shipping’s ability to employ Grindrod Shipping’s vessels in the spot market and Grindrod Shipping’s ability to enter into time charters after Grindrod Shipping’s current charters expire; general economic conditions and conditions in the coal industry; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of Grindrod Shipping’s customers; the failure of counterparties to Grindrod Shipping’s contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute Grindrod Shipping’s growth strategy; international political conditions, including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the conflict between Russia and Ukraine; fluctuations in interest rates and foreign exchange rates and changes in the method pursuant to which the Secured Overnight Financing Rate and other benchmark rates are determined; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, Grindrod Shipping’s liquidity and the adequacy of cash flows for Grindrod Shipping’s operations; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of Grindrod Shipping’s vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and Grindrod Shipping’s ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; and the other factors set out in “Item 3. Key Information-Risk Factors” in Grindrod Shipping’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on March 27, 2024. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact:	Investor Relations:
Edward Buttery	Email: ir@grindrodshipping.com
CEO
Grindrod Shipping Holdings Ltd.
1 Temasek Avenue, #10-02 Millenia Tower,
Singapore, 039192
Email: ir@grindrodshipping.com
Website: www.grinshipping.com